

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

David Lazar
Chief Executive Officer
Adorbs Inc.
234 E. Beech Street
Long Beach, NY 11561

  Re: Adorbs Inc.
    Amendment No. 1 to Form 10-12G
    Filed November 18, 2020
    File No. 000-56213

Dear Mr. Lazar:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G/A

Financial Statements
General, page F-1

1. Please update your interim financial statements and all related disclosures to comply with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please refer to our prior comment 11. As we requested, please also have your current auditor revise their audit report to present the titled going concern paragraph immediately following the opinion paragraph as required by paragraph 12 of AS 2415.

Notes to the Financial Statements
Note 1 - Organization and Basis of Accounting
Basis of Presentation and Organization, page F-8

3.   Please refer to our prior comment 14. You disclose that the company's annual audited financial statements are *condensed.* Please remove the term condensed, or explain why a condensed format for annual audited financial statements is appropriate.

Note 4 - Common Stock, page F-11

4.   Please refer to our prior comment 16. On page F-6, we note you indicate the company issued 2,860,000 shares of common stock which increased total stockholders' equity by $28,600; however, in your response and your disclosure on page F-11, you indicate the company issued the shares for $2,860. Please revise your disclosures to correct this inconsistency. It appears to us the company issued 2,860,000 shares of common stock with a par value of $.001 at an issuance price of $.01 for a total investment of $28,600 and that the disclosures on page F-11 should be revised.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Jay Ingram at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing